December 15, 2004

VIA FACSIMILE

Peggy Kim

Senior Counsel

Mail Stop 3-9

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	MHI Hospitality Corporation Form S-11 Registration Statement No.
333118873

Dear Ms. Kim:

Pursuant to Rule 461(a) of the Securities Act of 1933, as amended, MHI Hospitality Corporation, a Maryland corporation (“MHI”), hereby requests that MHI’s Form S-11 Registration Statement relating to the registration of 6,900,000 shares of MHI common stock, par value $0.01 per share, be declared effective at 4 p.m. on Thursday, December 16, 2004.

MHI acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

December 15, 2004

If you have any questions or comments regarding the foregoing, please call Thomas J. Egan, Jr. or Jennifer Martella of Baker & McKenzie at (202)452-7050 and (202)835-4251, respectively.

Sincerely,

/s/ Andrew M. Sims

Andrew M. Sims

cc:	Paul Fischer, Esq., Corporation Finance
Thomas J. Egan, Jr. – Baker & McKenzie LLP
Jennifer Martella – Baker & McKenzie LLP